SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated April 26, 2006

STMicroelectronics N.V.
(Name of Registrant)
39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Enclosure: A press release dated April 25, 2006 announcing 2006 first quarter revenues and earnings.

STMicroelectronics Reports 2006 First Quarter Revenues and
Earnings
•	First quarter revenues of $2.36 billion grew 13.5% year over year and decreased 1.1% sequentially.

•	Net income per diluted share was $0.14 for the first quarter compared to $ -0.03 in the year ago quarter.

•	Net operating cash flow was $187 million in the quarter.
Geneva, April 25th, 2006 — STMicroelectronics (NYSE: STM) reported financial results for the first quarter ended April 1, 2006.
Revenues, Gross Profit, and Margin Review
Net revenues for the first quarter were $2,364 million, 13.5% above the $2,083 million reported in last year’s first quarter. This year-over-year growth was driven by double-digit sales increases in automotive and wireless applications. Wireless revenues grew over 40% compared to the year-ago quarter. Sequentially, net revenues declined 1.1% from the $2,389 million reported in the prior quarter. Sequential sales performance was driven by growth in automotive and digital consumer applications. In addition wireless application revenues, while lower sequentially, experienced less seasonality than originally expected.
Gross profit was $837 million for the 2006 first quarter, an increase of $152 million from $685 million in last year’s first quarter. Gross margin was 35.4% in the first quarter, an increase of 2.5 percentage points from 32.9% in last year’s first quarter. On a sequential basis, gross profit and gross margin decreased from the fourth quarter levels of $872 million and 36.5%, respectively, largely reflecting seasonal factors.

Operating Expenses
Combined selling, general, & administrative and research & development expenses represented 28.1% of net revenues in the first quarter, compared to 32.1% in the year-ago quarter and 27.7% in the fourth quarter of 2005. R&D expenses of $408 million in the first quarter were slightly higher than the $402 million in the prior quarter while SG&A expenses were $256 million for the 2006 first quarter compared to $259 million in the fourth quarter of 2005.
Operating Income, Net Income, and Earnings per Share
For the 2006 first quarter, the Company reported operating income of $140 million and net income of $132 million, or $0.14 per share. In the year-ago quarter, the Company reported an operating loss of $68 million and a net loss of $31 million or $-0.03 per share. In the prior quarter, the Company reported operating income of $197 million and net income of $183 million or $0.20 per share.
The Company posted $13 million of impairment, restructuring charges, and other related closure costs during the 2006 first quarter, representing an after-tax earnings per share impact of approximately $0.01. In the prior quarter, restructuring-related expenses were $16 million. In the year-ago quarter, the Company incurred $78 million in impairment, restructuring charges, and other related closure costs. First quarter of 2006 results included $4 million in pre-tax, stock-based compensation expenses versus $9 million in the prior quarter.
In the first quarter of 2006, the effective average exchange rate for the Company was approximately $1.20 to €1.
Cash Flow and Balance Sheet Highlights
Net cash from operating activities in the first quarter was $577 million compared to $555 million in the prior quarter. Capital expenditures were $297 million in the 2006 first quarter, compared to $230 million in the prior quarter. Net operating cash flow* was $187 million for the first quarter, compared to $-216 million in the year-ago quarter, and $290 million in the prior quarter.
At April 1, 2006, reflecting the completion of a convertible note and bond issuance, ST’s cash and short-term deposits grew to $3.73 billion and total debt was $3.33 billion. Net financial position** improved by approximately $600 million over the prior year quarter, to a net cash position of $400 million. Shareholders’ equity was $8.8 billion at April 1, 2006.
(*) Net operating cash flow is defined as net cash from operating activities ($577 million in the first quarter of 2006) minus net cash used in investing activities excluding payments for purchase of and proceeds from the sale of marketable securities and short-term deposits ($390 million in the first quarter of 2006).
(**) Net financial position is defined as cash, cash equivalents and short-term deposits ($3,734 million) minus total debt (bank overdrafts $0 million + current portion of long-term debt $1,509 million + long-term debt $1,825 million).
President and CEO Remarks
Carlo Bozotti, President and CEO, commented, “ST had a very solid start to the year, with revenues coming in at the top end of our objectives. The Company’s sequential sales performance benefited from growth in digital consumer and automotive as well as stronger wireless results than we initially expected. Furthermore, year-over-year ST grew revenues on a double-digit basis, which we believe is a good indicator that 2006 will be a year of market- share gains for the Company.

“Supporting our view is an expanding customer base and stronger product pipeline for 2006, where we expect to introduce major new products for our key platforms in each quarter of the year. We are already seeing the first benefits of our new digital consumer offerings and, looking ahead, we plan to begin shipping our Nomadik multimedia processor to our first wireless customer in the second quarter. We expect to finish 2006 with a much stronger product portfolio, which has important implications for our gross and operating margins over the medium term as planned.
“In summary, we continue to execute on our corporate performance roadmap put in place one year ago and are well on track with our initiatives across the Company. These efforts are resulting in improved earnings per share and cash flow.”
Additional First Quarter 2006 Financial and Operating Data
The following table and commentary provide a breakdown of revenues and operating income (loss) by product segment.
Net Revenues and Operating Income (Loss) by Product Segment:

In Million US$	Q1 2006
			Operating
	Net	% of Net	income
Segment	Revenues	Revenues	(loss)

Application Specific Product Group*	$1,317	55.7%	$95
MPA (Micro, Power & Analog)**	491	20.8%	64
MPG (Memory Products Group)	539	22.8%	1
Others (1)(2)	17	0.7%	(20)

TOTAL	$2,364	100%	$140

*	Automotive; Computer Peripheral; and Home, Personal, and Communication products

**	Effective January 1, 2006 the Microcontroller, Linear and Discrete (MLD) Group was renamed as the Micro, Power and Analog (MPA) product segment to better reflect product portfolio focus and increased capabilities in advanced Analog. No change occurred in the Group’s perimeter or organization.

(1)	Net revenues of “Others” include revenues from sales of Subsystems and other products not allocated to product segments.

(2)	Operating loss of “Others” includes items such as impairment, restructuring charges, and other related closure costs, start-up costs, and other unallocated expenses such as strategic or special research and development programs, certain corporate-level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product segments, as well as operating earnings or losses of the Subsystems and Other Products segment. Certain costs, mainly R&D, formerly in the “Others” category, have been allocated to the segments.
Sequentially, Application Specific Product Group revenues increased 0.9%, MPA sales were lower by 0.5%, and MPG sales declined 5.9%. Operating profit decreased seasonally for all segments with operating income of $95 million, $64 million, and $1 million for Application Specific Product Group, MPA, and MPG, respectively. Flash memory sales decreased 3.9% sequentially to $407 million.

Q1 2006 Net Revenues by Market Segment
The following table estimates, within a variance of 5% to 10% in the absolute dollar amount, the relative weighting of each of the Company’s target market segments in the first quarter of 2006.

% of Net Revenues

Automotive	15%

Consumer	16%

Computer	17%

Telecom	38%

Industrial & Others	14%
Four of the five market segments experienced sequential sales declines with decreases of approximately 2% for Telecom, Consumer, Industrial & Others; and slightly over 1% for Computer. Automotive net revenues increased nearly 4% sequentially.
Outlook
Mr. Bozotti stated, “Looking at the semiconductor market for 2006, we still see a year of high single-digit growth compared to 2005, a healthy level that will allow for a continuing expansion of our industry. For ST, we continue to see strong order flow. As a result we expect sequential sales growth in the range of 2% to 8%. Additionally, we expect to see sequential improvement in our gross margin, although some of our progress will not be visible in our reported gross margin figure in the second quarter, largely reflecting the final period of 6-inch manufacturing inefficiencies as we phase out three fab lines. Therefore, we believe it is appropriate to set a gross margin objective of about 35.8% plus or minus 100 basis points for the second quarter.”
This guidance is based on an effective currency exchange rate for the Company of approximately $1.21 = €1. Our effective exchange rate includes the impact of existing hedging contracts.
Other Corporate Developments
During the first quarter of 2006, ST issued debt instruments of approximately $1.6 billion, prior to the anticipated redemption of the Company’s 2013 bond. The transactions consisted of a convertible bond, due 2016, with gross proceeds of $974 million including the exercise of the over-allotment option and the Company’s debut offering in the Eurobond market for €500 million of floating-rate bonds.

Products, Technology and Design Wins
     Application-Specific Product Highlights
•	In mobile communications, ST announced the STn8815, the third generation of Nomadik™ mobile multimedia application processor family, and an endorsement from Nokia. The Nomadik family also gained an automotive design win, in an application to deliver video over DMB (Digital Multimedia Broadcast) in the car, from a European OEM.

•	ST announced volume production of its STLC4370 Wireless LAN (WLAN) IEEE802.11g solution, designed for cellular handsets. This low-power solution has already been designed into several Wi-Fi-enabled cellular handsets.

•	ST started sampling its next-generation Bluetooth device to several tier-one mobile phone customers. The new product combines Bluetooth with FM and RDS (Radio Data System) functionality and is believed to offer the world’s lowest power consumption together with the lowest number of required external components.

•	Maintaining the momentum that propelled ST to the number one position for mobile phone camera modules, ST launched two more important imaging devices: the STV0984 image system controller supports two SMIA-compliant sensors with resolution of up to 2 megapixels in an ultra-low-power imaging solution and the VS6624 single-chip 1.3-megapixel camera subsystem integrates a CMOS sensor with a digital image processor and analog system functions in a tiny package for high-volume mobile applications.

•	In communications infrastructure markets, ST announced its turnkey solution for the new ‘mobile WiMAX’-standard (802.16e) base-station modems and consolidated its worldwide leadership in high-speed BiCMOS technologies by launching a partnership with Finisar, the market leader in the high-speed transceivers solutions for optical communications. Finisar will use ST’s BiCMOS technology for all its new optical module development.

•	ST launched the STi5188 low-cost satellite set-top box (STB) decoder chip for high-volume free-to-air (FTA) markets in Asia, the Middle East, Africa, South America, and Europe. This highly integrated device enables digital receivers to compete in cost with analog sets. ST also announced with AMD the commitment to bring immersive digital entertainment to advanced TVs; the first step in this effort is a network-connected STB reference design based on the STB7100 single-chip HDTV solution.

•	ST introduced the DTV100, a high-performance dual-channel digital TV solution. The Company simultaneously announced a worldwide-standard-compliant reference design based on the STD2000, ST’s latest single-chip high-definition TV processor, which can decode and display analog and digital broadcasts.

•	ST gained an important design win for the STV82x8 family of digital audio decoder/processor chips, which it announced this quarter. The device will be used in a flat-panel TV project at Samsung. ST also started volume delivery of its STA323W digital-input Class-D power amplifier to all the main flat-panel TV customers including Samsung, LG, Panasonic, and Humax.

•	ST and Freescale announced a wide-ranging initiative covering high-performance, cost-effective 32-bit microcontrollers. The initiative focuses on automotive applications and includes the creation of a joint design team to develop products to address powertrain, safety, navigation and multimedia applications, based on aligned 90nm embedded Flash process technology, and also the supply of ST’s high-voltage power MOSFET and IGBT chips with the possible future transfer of the underlying technologies.

•	In powertrain and safety, ST gained several design wins: a Japanese OEM selected an ST kit for electronic power steering for a 2008 model-year car; a tier-one European customer chose an ST powertrain kit for a US car maker’s 2009 model-year vehicle; and a major Chinese OEM awarded ST a major kit for engine control.

•	In telematics, ST captured a design win for a CD servo IC with MP3 decoder from a major Chinese OEM, two important design-ins for custom SoCs for GPS applications, and consolidated its strong position in the digital satellite radio market by sampling three new chips, implemented in 90nm technology, for production in Q4 2006.

•	In automotive body applications, ST’s market leadership in intelligent high power modules was strengthened by several design wins from major OEMs in Europe and the US. ST also achieved design wins in smart power ICs with major OEMs in China.

•	In computer systems, ST gained two design wins at a leading printer manufacturer: the first for a mixed-signal ASIC for use in a number of new models of an inkjet printer family; the second for a 90nm digital ASIC for use in the mid-range models in multifunction printer and photo printer families.

•	In data storage, ST achieved a design win for its next-generation 90nm SoC solutions with a major hard-disk drive (HDD) manufacturer for mobile and desktop HDD applications. Already in production with a 130nm solution, the new family expands the portfolio of SoCs based on ST-developed Intellectual Property specifically for read-channel and serial interface chips.

•	ST’s innovative In-Check Lab-on-Chip continues to attract developers. ST and Veredus Laboratories announced efforts to develop a fast, point-of-need diagnostic product to enable health-care practitioners to detect strains of Avian Flu and other influenza viruses within approximately one hour of testing.
     Multi-Segment Product Highlights
•	In Flash memory, at the International Solid State Circuits Conference (ISSCC), ST unveiled details of an advanced 4 Gigabit Multi-Level Cell NAND Flash memory that achieves 50% greater throughput than any previous results from any company. Additionally, ST released details of a new MCP (Multi-Chip Package) NAND Flash portfolio for multimedia applications in 3G and CDMA mobile phones and other portable devices.

•	ST also announced a new 128-Mbit Serial Flash device, the M25P128, which is intended principally for code storage in a broad range of high performance, cost sensitive, computer and consumer applications.

•	To address the fast-growing ZigBee wireless networking market for remote monitoring, control, and sensor-network applications, ST signed an agreement with Ember to jointly develop a complete roadmap of next-generation ZigBee solutions, including hardware, software, and tools.

•	ST launched the ST7FLITEUS series of 8-bit microcontrollers, which includes a full set of peripherals, in tiny 8-pin packages. These MCUs suit simple, cost-sensitive applications such as security, lighting, and motor control. ST also introduced a series of low-cost microcontrollers within the ST7Lite family and larger SRAM versions of the high-performance 8051-based uPSD3400 Turbo Plus microcontroller series.

•	The Company’s STR7 family of 32-bit ARM-based Flash microcontrollers was adopted by a leading European manufacturer as a general microcontroller platform for industrial power management, with designs in circuit breakers, communication modules, and motor-protection equipment.

•	Aiming to expand its presence in home- and building-automation applications and Automatic Meter Reading (AMR) systems, ST announced the ST7538P and ST7540 power-line transceivers and introduced a motor-control reference design kit that simplifies the evaluation and implementation of practical 3-phase BLDC (Brushless Direct Current) and AC drive applications across three power ranges, up to 3kW.

•	In amplifier and linear products, ST announced the TS4962 compact Class-D audio power amplifier, which gained an important design win from a major manufacturer for several mobile phone platforms; and two new 300MHz amplifiers, the TSH340/1, which drive very high-definition signals on 75-ohm video lines in high-end industrial and medical imaging systems, and in HDTV-enabled set-top boxes and DVD players.

•	In advanced analog, ST gained a design win for real-time clock ICs and an audio DAC ASIC with a major customer for a multi-function printer application; and the STM6720 multi-voltage reset IC gained a design win in a set-top box platform with Scientific Atlanta.

•	Following the launch of a worldwide marketing effort, ST secured a series of design wins for high-voltage IGBTs for various applications, including air conditioners, lighting, and induction cookers.
All of STMicroelectronics’ press releases (including all Q1 releases) are available at www.st.com/stonline/press/news/latest.htm
Some of the statements contained in this release that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those in such statements due to, among other factors:

•	future developments of the world semiconductor market, in particular the future demand for semiconductor products in the key application markets and from key customers served by our products;

•	pricing pressures, losses, or curtailments of purchases from key customers;

•	the financial impact of obsolete or excess inventories if actual demand differs from our anticipations;

•	changes in the exchange rates between the U.S. Dollar and the Euro, compared to the effective exchange rate of $1.21= €1, and between the U.S. Dollar and the currencies of the other major countries in which we have our operating infrastructure;

•	our ability to manage our fixed costs structure, including our ability to adequately utilize our manufacturing facilities at sufficient levels to cover fixed operating costs in an intensively competitive and cyclical industry;

•	our ability in an intensive competitive environment, to secure customer acceptance and to achieve our pricing expectations for high volume supplies of our new products currently under development;

•	the anticipated benefits of research & development alliances and cooperative activities and the continued pursuit of our various alliances, in the field of development of new advanced technologies or products;

•	the ability of our suppliers to meet our demands for supplies and materials and to offer competitive pricing;

•	changes in the economic, social, or political environment, as well as natural events such as severe weather, health risks, epidemics or earthquakes in the countries in which we and our key customers operate;

•	changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits;

•	our ability to obtain required licenses on third-party intellectual property, the outcome of litigations and the results of actions by our competitors.
Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “may,” “will,” “should,” “would be,” “anticipates,” or similar expressions, or the negative thereof, or other variations thereof, or comparable terminology, or by discussions of strategy, plans, or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC on March 3, 2006. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed, or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this release to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Risk Factors” from time to time in our SEC filings, including in our Form 20-F, could have a material adverse effect on our business or financial condition.

Conference Call Information
The management of STMicroelectronics will conduct a conference call on April 26, 2006, at 9:00 a.m. U.S. Eastern Time / 3:00 p.m. CET, to discuss performance for the first quarter of 2006.
The conference call will be available via the Internet by accessing the following Web address: www.vcall.com. Those viewing the webcast should go to the Web site at least 15 minutes prior to the call, in order to register, download, and install any necessary audio software. The webcast will be available until May 5, 2006.
About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2005, the Company’s net revenues were $8.88 billion and net earnings were $266 million. Further information on ST can be found at www.st.com.
(tables attached)
For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Vice President, Investor Relations
Tel: +1.212.821.89.39
Fax: +1.212.821.89.23
Email:stan.march@st.com

MEDIA RELATIONS:

Maria Grazia Prestini
Corporate Media and Public Relations
STMicroelectronics
Phone: + 41 22 929 6945
Mariagrazia.prestini@st.com
Fabrizio Rossini Investor Relations Senior Manager Tel: +41.22.929.69.73 Fax: +41.22.929.69.61 Email: fabrizio.rossini@st.com

STMicroelectronics N.V.
Consolidated Statements of Income
(in million of U.S. dollars, except per share data ($))

	Three Months Ended

	(Unaudited)	(Unaudited)

	April 1,	April 2,

	2006	2005
Net sales	2,363	2,081

Other revenues	1	2

NET REVENUES	2,364	2,083

Cost of sales	(1,527)	(1,398)

GROSS PROFIT	837	685

Selling, general and administrative	(256)	(265)

Research and development	(409)	(404)

Other income and expenses, net	(19)	(6)

Impairment, restructuring charges and other related closure costs	(13)	(78)

Total Operating Expenses	(697)	(753)

OPERATING INCOME (LOSS)	140	(68)

Interest income, net	22	7

Loss on equity investments	(4)	0

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	158	(61)

Income tax benefit (expense)	(28)	31

INCOME (LOSS) BEFORE MINORITY INTERESTS	130	(30)

Minority interests	2	(1)

NET INCOME (LOSS)	132	(31)

EARNINGS (LOSS) PER SHARE (BASIC)	0.15	(0.03)

EARNINGS (LOSS) PER SHARE (DILUTED)	0.14	(0.03)

NUMBER OF WEIGHTED AVERAGE

SHARES USED IN CALCULATING	956.1	893.1

DILUTED EARNINGS (LOSS) PER SHARE

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	April 1,	April 2,
In million of U.S. dollars	2006	2005
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	132	(31)
Items to reconcile net income (loss) and cash flows from operating activities
Depreciation and amortization	452	506
Amortization of discount on convertible debt	3	1
Other non-cash items	3	2
Minority interest in net income (loss) of subsidiaries	(2)	1
Deferred income tax	(13)	(23)
Loss on equity investments	4	0
Impairment, restructuring charges and other related closure costs, net of cash payments	(11)	60
Changes in assets and liabilities:
Trade receivables, net	(83)	(24)
Inventories, net	(53)	(65)
Trade payables	93	(57)
Other assets and liabilities, net	52	(11)

Net cash from operating activities	577	359

Cash flows from investing activities:
Payment for purchases of tangible assets	(297)	(564)
Payment for purchases of marketable securities	0	(525)
Investment in short-term deposits	(903)	0
Investment in intangible and financial assets	(23)	(11)
Capital contributions to equity investments	(70)	0

Net cash used in investing activities	(1,293)	(1,100)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,564	0
Repayment of long-term debt	(49)	(20)
Decrease in short-term facilities	(11)	(19)
Capital increase	3	1

Net cash from (used in) financing activities	1,507	(38)
Effect of changes in exchange rates	13	(9)

Net cash increase (decrease)	804	(788)

Cash and cash equivalents at beginning of the period	2,027	1,950
Cash and cash equivalents at end of the period	2,831	1,162

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

As at	April 1,	December 31,	April 2,
In million of U.S. dollars	2006	2005	2005
	(Unaudited)	(Audited)	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	2,831	2,027	1,162
Marketable securities	0	0	525
Short-term deposits	903	0	0
Trade accounts receivable, net	1,563	1,490	1,414
Inventories, net	1,479	1,411	1,369
Deferred tax assets	152	152	141
Other receivables and assets	563	531	740

Total current assets	7,491	5,611	5,351

Goodwill	223	221	228
Other intangible assets, net	218	224	250
Property, plant and equipment, net	6,152	6,175	7,039
Long-term deferred tax assets	66	55	59
Investments and other non-current assets	235	153	119

	6,894	6,828	7,695
Total assets	14,385	12,439	13,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	0	11	37
Current portion of long-term debt	1,509	1,522	158
Trade accounts payable	1,084	965	1,027
Other payables and accrued liabilities	650	642	852
Deferred tax liabilities	6	7	7
Accrued income tax	170	152	157

Total current liabilities	3,419	3,299	2,238

Long-term debt	1,825	269	1,702
Reserve for pension and termination indemnities	270	270	265
Long-term deferred tax liabilities	51	55	50
Other non-current liabilities	16	16	22

	2,162	610	2,039
Total liabilities	5,581	3,909	4,277
Commitment and contingencies
Minority interests	48	50	49
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 908,025,619 shares issued, 894,625,619 shares outstanding)	1,153	1,153	1,150
Capital surplus	1,974	1,967	1,925
Accumulated result	5,559	5,427	5,237
Accumulated other comprehensive income	418	281	756
Treasury stock	(348)	(348)	(348)

Shareholders’ equity	8,756	8,480	8,720

Total liabilities and shareholders’ equity	14,385	12,439	13,046

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 26, 2005	By:	/s/ Carlo Ferro

Name: Carlo Ferro Title: Executive Vice President and Chief Financial Officer
·